EXHIBIT  1.1




September  23,  2002


Mr.  Quentin  T.  Kelly
Chairman  &  CEO
WorldWater  Corporation
55  Route  31  South
Pennington,  NJ  08534

Re:  Private  Placement  Engagement  Letter

Dear  Quentin:

We hereby acknowledge that you have agreed to engage Perrin, Holden & Davenport Capital (PHDC) (specifically Joseph DiLustro & Chet Dubov) as placement agents for a 10% Convertible Note private placement offering of up to a maximum of $3 million on a best effort basis. The following terms and conditions are applicable and represent the obligations of WorldWater Corporation under the said private placement agreement;

- WorldWater Corporation agrees to file a 506 offering under regulation D with Securities & Exchange Commission and file the appropriate special forms with various states to comply with the Blue Sky requirements for the proposed private placement offering. The state of New York requires that a special blue sky form be filed with the New York Attorney General prior to any solicitation within the state.

- WorldWater Corporation agrees to accept a minimum of $1.5 million from prospective purchaser(s) introduced to WorldWater Corporation by PHDC for a period of ninety-days from the time the private placement documents are filed and made available to PHDC.

- WorldWater Corporation agrees to pay PHDC a cash fee of 12% upon the closing of any cumulative sale of $250,000 or more of the private placement to any prospective purchaser(s) introduced to WorldWater Corporation by PHDC. The private placement funds shall be transacted through PHDC's escrow account and paid out simultaneously with multiple closings to WorldWater Corporation and PHDC, respectively.

- WorldWater Corporation agrees to pay PHDC an additional fee of 12% payable in warrants on the gross proceeds resulting from the closing of any sale of the private placement to any prospective purchaser(s) introduced to WorldWater Corporation by PHDC, divided by the proposed convertible offering price of $0.15 or market per share, whichever is higher at closing. It is further agreed that WorldWater Corporation shall issue cashless warrants with a five-year life to PHDC simultaneously with the final closing of the private placement as designated in writing by PHDC.

- All applicable expenses shall be done by WorldWater Corporation consisting of background checks on all key management personnel, cost of overnight packages to investors, filing fees and other related private placement expenses, all of which must first be approved by WorldWater Corporation.

Please acknowledge this agreement by signing at the base of this letter. We look forward to working with you on this project.

Sincerely,                                Agreed  and  Accepted:
                                          WorldWater  Corporation

/s/ Joseph DiLustro                       /s/ Quentin T. Kelly
Joseph  DiLustro                          Quentin  T.  Kelly
Senior  Investment  Banker                Chairman  &  CEO


/s/ Chet Dubov
Chet  Dubov
Senior  Investment  Banker

                       October  1,  2002


Mr.  Joseph  DiLustro
Senior  Investment  Banker
Perrin,  Holden  &  Davenport  Capital  Corp.
5  Hanover  Square
New  York,  NY  I  0004

Re:  Private  Placement  Engagement

Dear  Joseph:

Subsequent to our Private Placement Agreement dated September 23, 2002, I herewith confirm that upon successful completion of the offering that all warrants attributable to the closing payable to Joseph DiLustro, Chet Dubov and Perrin, Holden & Davenport Capital Corp. shall be included in the Company's forthcoming registration statement of the Company's private placement.

Sincerely,

/s/ Quentin T. Kelly
Quentin  T.  Kelly
Chairman  and  CEO